United States securities and exchange commission logo





                             November 21, 2023

       Charles Nader
       Chief Executive Officer
       Doc.com Inc.
       408 Broadway
       New York, NY 10013

                                                        Re: Doc.com Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed November 9,
2023
                                                            File No. 024-12337

       Dear Charles Nader:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 2, 2023 letter.

       Form 1-A filed November 9, 2023

       Business, page 17

   1. We note your response to prior comment 4 and reissue in part. Please describe the legal relationship between
you and the physicians, psychologists, and veterinarians on your app, or to the extent you
this has not yet been determined, discuss any uncertainty in that regard. Disclose
whether you have signed any agreements for the employment of doctors for your app.
Additionally, please disclose your anticipated timeline for the final testing and launching of your
app.
       Principal Shareholders, page 22

   2. Given the substantial voting power of class B shares, please revise your beneficial ownership table to add
a column disclosing the aggregate voting power held by each
                                                        person listed in the
table.
 Charles Nader
Doc.com Inc.
November 21, 2023
Page 2

       Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any questions.



                                                        Sincerely,
FirstName LastNameCharles Nader
                                                        Division of Corporation
Finance
Comapany NameDoc.com Inc.
                                                        Office of Technology
November 21, 2023 Page 2
cc:       Andy Altahawi
FirstName LastName